Exhibit 99.2

NEWS RELEASE

MDA SPACE TO ACQUIRE SATIXFY COMMUNICATIONS

•	Vertical integration of SatixFy expected to further enhance the MDA Space end-to-end satellite offering as demand for digital constellations grows

•	MDA Space to pay US$2.10 per SatixFy share, representing a 75% premium to SatixFy’s share price on March 31, 2025

April 1, 2025 (BRAMPTON & REHOVOT) – MDA Space Ltd. (TSX:MDA), a trusted mission partner to the rapidly expanding global space industry, and SatixFy Communications Ltd. (NYSE American: SATX), a leader in next-generation satellite communication solutions based on in-house-designed chipsets, today jointly announced that they have entered into a definitive agreement (the “Transaction Agreement”) under which MDA Space will acquire all outstanding shares of SatixFy in an all-cash transaction for US$2.10 per share. The transaction, which represents an equity value for SatixFy of approximately US$193 million (approximately C$278 million), is expected to further enhance the end-to-end satellite systems offering of MDA Space as demand for next generation digital satellite communications continues to accelerate.

Next Generation Chipsets for Satellite Communications with Robust Patent Portfolio

Founded in 2012, SatixFy is a supplier of cutting-edge semiconductors and solutions for the space and the satellite communications value chain. SatixFy’s technology enables satellite broadband and direct-to-device constellations with its radiation hardened digital beamformers enabling them to generate hundreds of beams, designed to significantly improve satellite performance and decrease cost. SatixFy has invested approximately US$270 million in research and development to date, and once closed, the transaction will bring to MDA Space a differentiated technology portfolio including more than 60 patents issued and pending, as well as a talented and largely specialized technical employee base of approximately 165 people globally. In addition to chips to support satellite payload solutions and satellite communications, the SatixFy portfolio includes gateways, multi-beam digital antennas, user terminals and modems.

“With this acquisition MDA Space is taking a logical next step to further reinforce our technical differentiation as the global market transitions from analog to digital satellite technology,” said Mike Greenley, Chief Executive Officer of MDA Space. “Similar to MDA Space, SatixFy is an innovation company at its core, and bringing these two highly skilled teams together adds complementary expertise and technology that will allow us to further enhance our value proposition for current and future customers by providing vertically integrated and differentiated digital satellite solutions.”

"SatixFy has consistently aimed to revolutionize the market with digital chip-based solutions while establishing a world-leading space technology company. Joining MDA Space marks a significant milestone in that journey," said Nir Barkan, Chief Executive Officer of SatixFy. "This transaction is a testament to the innovation and dedication of our employees over the past decade. It will provide the scale, resources, and stability needed to continue delivering groundbreaking solutions for our customers."

Strategic Highlights

The market for software-defined digital satellite constellations is rapidly expanding, driven by increased demand for satellite-based broadband, direct-to-device connectivity and the Internet of Things. Market research firm NSR forecasts that over 89% of all communications satellites built in the ten years between 2023 and 2032 will include some level of software-defined technology.

The acquisition of SatixFy is expected to enhance MDA Space’s capabilities in this growing digital satellite communications market by:

•
Adding complementary technology and a rich IP portfolio to enable end-to-end satellite communications solutions and expand offerings by combining MDA Space technology and capabilities in digital LEO and MEO satellites (MDA AURORATM) with SatixFy’s space grade chips and communications systems;

•	Vertically integrating a key and differentiated technology provider for MDA Space Satellite Systems business;

•	Adding a highly specialized and complementary technical team to MDA Space; and

•	Aligning the technology roadmap for MDA Space next generation software-defined digital satellites to continue to meet evolving needs of customers.

Transaction Details

MDA Space will acquire all outstanding ordinary shares of SatixFy for US$2.10 in cash per share, representing a 75% premium to SatixFy’s closing price on March 31, 2025 and a 52% premium to SatixFy’s 30-day volume weighted average price as of March 31, 2025. As part of the transaction, MDA Space also intends to retire SatixFy’s existing debt of approximately US$76 million (approximately C$109 million) immediately upon closing, which represents a total cash consideration of approximately US$269 million (approximately C$387 million) for the transaction.

The transaction is expected to be accretive to MDA Space adjusted earnings in 2027 which will represent the second full year of MDA Space ownership. The transaction is also expected to realize cost savings within 12 months of closing, primarily as a result of the vertical integration of space chips and the elimination of public company costs.

The transaction is expected to close in the third quarter of 2025 subject to customary closing conditions and required regulatory approvals.

Transaction Supported by Boards of Directors and Major SatixFy Shareholders

The transaction has been unanimously approved by the Boards of Directors of MDA

Space and SatixFy, as well as a Special Committee and the Audit Committee of SatixFy.

Certain of SatixFy’s directors, officers and significant shareholders, holding an aggregate of approximately 57% of the outstanding ordinary shares of SatixFy, have entered into voting support agreements in favour of the transaction.

Additional Information

The Transaction Agreement includes a 45-day go-shop period extending until May 16, 2025 (the “Go-Shop Period”), during which time SatixFy, with the assistance of its financial adviser, will, subject to the requirements and limitations set forth in the Transaction Agreement, including matching rights of MDA Space, be permitted to actively solicit, evaluate and enter into negotiations with third parties that express an interest in acquiring SatixFy with a view to obtaining a potential Superior Proposal (as defined in the Transaction Agreement). The Transaction Agreement includes customary break-fees in certain circumstances.

The transaction is subject to, among other things, regulatory approvals and requires the affirmative vote of the holders of the outstanding SatixFy Shares, in accordance with the applicable voting requirements under the Israeli Companies Law at a shareholders’ meeting of SatixFy expected to be held in the second quarter of 2025, as well as other customary closing conditions. Approval of the shareholders of MDA Space is not required.

Advisors

Citi is serving as exclusive financial advisor to MDA Space and Norton Rose Fulbright Canada LLP is serving as legal counsel to MDA Space. TD Cowen is serving as exclusive financial advisor to SatixFy and Goldfarb Gross Seligman & Co. and Sullivan & Worcester LLP are serving as legal counsel to SatixFy.

Conference Call

MDA Space will host a call and webcast to discuss the transaction on Tuesday, April 1, 2025 at 10:00 a.m. ET. Interested parties can join the call by dialing 416-945-7677 (Toronto area) or 1-888-699-1199 (toll-free North America) or +44-800-279-7040 (toll-free United Kingdom) and entering the conference ID 39693. A live webcast of the conference call and an accompanying slide presentation will be available at https://mda-en.investorroom.com/events-presentations.

A replay of the conference will be archived on the MDA Space website following the call. Parties may also access a recording of the call which will be available until April 8, 2025, by dialing 1-888-660-6345 and entering the passcode 39693 #.

Forward-Looking Statements

This news release contains forward‐looking information within the meaning of applicable securities legislation, which reflects MDA Space’s and SatixFy’s current expectations regarding future events.

Forward-looking statements in this news release include, but are not limited to, statements with respect to: accretive financial, market and product synergies associated with the transaction; statements made herein (including with respect to NSR forecasts) with respect to the anticipated benefits (if any) of the transaction; the anticipated effect of the transaction on MDA Space’s and SatixFy’s future growth, costs, opportunities and strategy going forward; the consideration to be received by SatixFy’s shareholders; the go-shop process during the Go-Shop Period (including receipt of any Superior Proposal and the resulting effects on MDA Space and the transaction consideration); the payment of a breakup fee by either party (if at all); compliance by MDA Space and SatixFy with various covenants contained in the transaction Agreement; the receipt of regulatory approvals and the satisfaction of the closing conditions of the transaction; the anticipated timing for SatixFy’s shareholders’ meeting and completion of the transaction; and statements made by the Chief Executive Officer of MDA Space and the Chief Executive Officer of SatixFy. In particular, there can be no assurance that the transaction will be completed on the terms described herein, if at all.

Forward‐looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the control of MDA Space and SatixFy, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward‐looking information, including: approvals required in connection with the transaction; compliance with the voting support agreements; the outcome and effects of the go-shop process; the satisfaction or waiver of the closing conditions of the transaction (if at all); adverse changes in applicable laws or regulations; delay or inability of MDA Space to pay the consideration contemplated by the Transaction Agreement; expected growth; results of operations; performance; industry trends and growth opportunities. While MDA Space and SatixFy consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Additional risks and uncertainties applicable to MDA Space include, but are not limited to, the factors discussed under “Risk Factors” in the MDA Space Annual Information Form (AIF) dated March 7, 2025 and available on SEDAR+ at www.sedarplus.com. Additional risks and uncertainties applicable to SatixFy include, but are not limited to, the factors discussed under “Risk Factors” in SatixFy’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 29, 2024, as amended, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. Neither MDA Space nor SatixFy undertakes any obligation to update such forward‐looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

In connection with this transaction, SatixFy intends to submit relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement and form of proxy card. Investors are urged to read these materials carefully when they become available because they will contain important information about SatixFy and this transaction. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by SatixFy to SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to this transaction.

ABOUT MDA SPACE

Building the space between proven and possible, MDA Space (TSX:MDA) is a trusted mission partner to the global space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The MDA Space team of more than 3,400 space experts in Canada, the US and the UK has the knowledge and know-how to turn an audacious customer vision into an achievable mission – bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that’s been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we’ll take you there. For more information, visit www.mda.space.

ABOUT SATIXFY

SatixFy develops chips and systems that serve the full satellite communication value chain from gateways through payload subsystems and terminals. Our cutting-edge space grade chipset supports next-generation satellite communications systems, including satellite multi-beam digital space antennas, space processors flat panel user terminals and modems, based on powerful in-house designed chipsets. SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X and RCS2. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, prepared for multi-orbits LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications and more. For more information, please visit www.SatixFy.com.

MDA SPACE CONTACTS

Amy MacLeod
Vice President, Corporate Communications
613-796-6937
amy.macleod@mda.space

Shereen Zahawi
Senior Director, Investor Relations
647-401-3230
shereen.zahawi@mda.space

SATIXFY CONTACTS

Aviv Sax Nahamoni
info@satixfy.com

Kenny Green & Ehud Helft
EK Global IR
satixfy@ekgir.com

SOCIAL MEDIA

LinkedIn:	linkedin.com/company/mdaspace
X:	twitter.com/MDA_space
Facebook:	facebook.com/MDAspace
YouTube:	youtube.com/c/mdaspace
Instagram:	instagram.com/MDA_space